UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Jay D. Mitchell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 373,903(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 373,903(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,903(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.67%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes:

(a) 334,478 shares of Common Stock directly owned,

(b) 15,093 shares of Common Stock which may be purchased upon exercise pursuant to that certain Amended and Restated Warrant Agreement, dated April 25, 2018 between Jackson Investment Group, LLC (“JIG LLC”) and Staffing 360 Solutions, Inc. (the “Issuer”), as amended by that certain Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of August 27, 2018, that certain Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018, that certain Amendment No. 3 to the Amended and Restated Warrant Agreement, dated October 26, 2020 and that certain Amendment No. 4 to the Amended and Restated Warrant Agreement, dated October 27, 2022 (the “Existing Warrant”), and which amended and restated that certain Warrant, dated January 26, 2017, between JIG LLC and the Issuer, as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, and

(c) 24,332 shares of Common Stock which may be purchased upon exercise pursuant to that certain Warrant Agreement dated October 27, 2022 (the “Second Warrant”).

(2)	Based on 4,311,020 shares of Common Stock outstanding as of May 19, 2023, as reported in the Issuer’s Form 10-K filed with the Commission on May 19, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2
	8.	SHARED VOTING POWER 373,903(1)
	9.	SOLE DISPOSITIVE POWER 2
	10.	SHARED DISPOSITIVE POWER 373,903(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,905(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.67%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes:

(a) 334,478 shares of Common Stock directly owned,

(b) 15,093 shares of Common Stock which may be purchased upon exercise pursuant to the Existing Warrant; and,

(c) 24,332 shares of Common Stock which may be purchased upon exercise pursuant to the Second Warrant.

(2)	Based on 4,311,020 shares of Common Stock outstanding as of May 19, 2023, as reported in the Issuer’s Form 10-K filed with the Commission on May 19, 2023.

(3)	With respect to all shares other than the 2 shares referenced in footnote 4 that are reported herein.

(4)	With respect to the 2 shares personally owned by Richard Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 24, 2017, April 7, 2017, August 8, 2017, September 22, 2017, September 4, 2018, November 16, 2018, November 13, 2020, May 17, 2021 and December 12, 2022 (collectively, the “Statement”), with respect to the common stock, par value $0.00001, of the Issuer.

This Amendment No. 10 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement. All share totals on this Amendment No. 10 reflect both the 1 for 6 reverse stock split effected by the Issuer on June 30, 2021 and the 1 for 10 reverse stock split effected by the Issuer on June 24, 2022.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

First Omnibus Amendment and Reaffirmation Agreement to the Note Documents

On August 30, 2023, JIG LLC entered into that certain First Omnibus Amendment and Reaffirmation Agreement to the Note Documents (the “Amendment Agreement”) with the Issuer, which Amendment Agreement, among other things: (i) amended that certain Third Amended and Restated Note and Warrant Purchase Agreement, by and between JIG LLC and the Issuer, dated as of October 27, 2022 (the “Existing Note Purchase Agreement”, and, as amended by the Amendment Agreement, the “Note Purchase Agreement”) and (ii) provided for the issuance of a new 12% Senior Secured Promissory Note due October 14, 2024 in the principal amount of $2,000,000.00 (the “New Note”).

Under the terms of Amendment Agreement, interest on that certain Third Amended and Restated Senior Secured 12% Promissory Note due October 14, 2024, dated as of October 27, 2022 (the “Existing Note”), shall be paid in cash and continue to accrue at a rate per annum equal to 12% until the principal amount of the Existing Note has been paid in full. In the event that Company has not repaid in cash at least 50% of the outstanding principal balance of the Existing Note as of the date of the Amendment Agreement, on or before October 27, 2023, then interest on the outstanding principal balance of the Existing Note will accrue at 16% per annum until the Existing Note is repaid in full. All accrued and unpaid interest on the outstanding principal of the Existing Note shall be due and payable in arrears in cash on a monthly basis; provided that (i) the interest payment that would be due on September 1, 2023 shall instead be due December 1, 2023 and (ii) the amount of such deferred interest payment shall be added to the principal amount of the Existing Note.

In addition, in connection with the execution of the Amendment Agreement, the Issuer issued to JIG LLC 150,000 shares of common stock of the Issuer. .

The foregoing descriptions of the Amendment Agreement and New Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment Agreement and New Note, which are incorporated as Exhibit 1 and Exhibit 2 to this Amendment No. 10, respectively, and incorporated herein by reference.

The purchase of the New Note was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC.

Issuance of Shares

On August 30, 2023, in connection with the Amended Note Purchase Agreement, the Issuer issued to JIG LLC 50,000 shares of common stock of the Issuer (the “JIG Shares”) as consideration for JIG LLC waiving its right to be paid 50% of the net proceeds received by the Issuer in its February 7, 2023 equity offering, pursuant to the terms of the Existing Note Purchase Agreement.

Item 4. Purpose of the Transaction.

JIG LLC entered into the Amendment Agreement for the purpose of revising certain terms of the Existing Note Purchase Agreement.

The Reporting Persons are continually reviewing their investment in the Issuer.

Depending upon:

(1) the Reporting Persons’ assessment of the Issuer’s businesses, assets and prospects and the Issuer’s ability to secure future financing from sources other than the Reporting Persons, as well as prospects for the industries which the Issuer’s business serves, (2) the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer, (3) other plans and requirements of the Reporting Persons, (4) general economic conditions and overall market conditions, (5) the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (6) the price at which shares of Common Stock are available (i) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported in this Statement, or (ii) for sale, and (7) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may:

(A) seek to make additional investments in the Issuer, which could include an acquisition of the Issuer or funding specific cash needs of the Issuer if they arise and satisfactory terms can be agreed, (B) determine not to pursue any further investments in the Issuer and/or not to extend its current loan beyond its maturity date, and instead decrease their holdings of Common Stock, (C) seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and (D) either individually or together with others may make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons have no other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4 of the Statement, except as described above.

The response to Item 3 and Exhibits 1 through 3 are hereby incorporated herein.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 4,311,020 shares of Common Stock outstanding as of May 19, 2023, as reported in the Issuer’s Form 10-K filed with the Commission on May 19, 2023.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 373,903 shares of Common Stock, which constitutes approximately 8.67% of the outstanding shares of Common Stock (assuming the exercise in full of both the Existing Warrant and the Second Warrant held by the Reporting Persons as of September 5, 2023, as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned, 39,425 are not outstanding and consist of (i) 15,093 shares which may be acquired by JIG LLC pursuant to the Existing Warrant at any time prior to January 26, 2028, and (ii) 24,332 shares which may be acquired by JIG LLC pursuant to the Second Warrant at any time prior to October 27, 2027. In addition to the 373,903 shares referenced above, Richard L. Jackson individually and beneficially owns 2 shares of Common Stock (which together with the 373,903 shares constitutes approximately 8.67% of the outstanding shares of Common Stock of the Issuer). With the exception of the 2 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 373,903 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 2 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       The response to Items 3 and 4 and Exhibits 1 through 3 are hereby incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3, 4 and 5 and Exhibits 1 through 3 are hereby incorporated herein.

Amendment to Intercreditor Agreement

On August 30, 2023, in connection with the Amendment Agreement, JIG LLC, MidCap Funding IV Trust, as successor by assignment from Midcap Funding X Trust (as successor by assignment from MidCap Financial Trust) (“Midcap”) and the Issuer entered into the Sixth Amendment to Intercreditor Agreement (the “Sixth Amendment”), which amended the Intercreditor Agreement, dated September 15, 2017, by and between the JIG LLC, the Issuer and MidCap, as amended. The Sixth Amendment, among other things, amended the Intercreditor Agreement to add certain defined terms.

The foregoing descriptions of the Sixth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Amendment, which is incorporated as Exhibit 3 to this Amendment No. 10 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	First Omnibus Amendment and Reaffirmation Agreement, dated August 30, 2023, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (attached as Exhibit 10.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on September 1, 2023 and incorporated herein by reference)

Exhibit 2	12% Senior Secured Promissory Note, dated August 30, 2023, between JIG LLC and the Issuer (attached as Exhibit 10.2 to the Form 8-K filed by Staffing 360 Solutions, Inc. on September 1, 2023 and incorporated herein by reference)

Exhibit 3	Sixth Amendment to Intercreditor Agreement, dated August 30, 2023, by and among Staffing 360 Solutions, Inc., Jackson Investment Group, LLC and MidCap Funding X Trust (attached as Exhibit 10.4 to the Form 8-K filed by Staffing 360 Solutions, Inc. on September 1, 2023 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: September 5, 2023

RICHARD L. JACKSON

/s/ Richard L. Jackson